

June 19, 2008

Room 7010

Randall R. Reed
Chief Financial Officer and Secretary
Microfield Group, Inc.
111 SW Columbia Avenue Suite 480
Portland, Oregon 97201

> **Re:** **Microfield Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 29, 2008**
> **File No. 000-26226**

Dear Mr. Reed:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 29, 2007

Liquidity and Capital Resources, page 25

1. We note that during 2007, revenue from one major customer approximated 92.67% of sales and one customer represented the entire receivable balance. Please revise your liquidity, in future filings, to discuss the dependence of sales on this one customer. Your disclosure should address the status of the contract with this customer, including any termination dates. If you anticipate the contract or relationship with this customer ending in the next twelve months, please revise

your disclosure to address how you plan to compensate for the loss of revenue related to this customer.

2. Considering your history of recurring losses and difficulty generating cash flows to meeting obligations, please revise, in future filings, your liquidity section in MD&A to disclose the impact discontinued operations had on your operating cash flows. This will enable readers understand the impact that the discontinued operations will have on future operating cash flows.

Consolidated Statements of Operations, page 31

3. With regard to your line item labeled Stock-based compensation, please revise the statements of operations, in future filings, to include the expense in the same line as similar amounts paid in cash (e.g. cost of goods sold, sales, general and administrative), rather than in a separate line item titled, "Stock-based compensation." Refer to SAB Topic 14F.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

4. We note that you record revenue from contracts with the power grid operators whereby a monthly reserve fee is paid for your agreement to standby, ready to provide relief in the form of curtailment of energy usage, in times of high energy demand. We further note that you may record receivables if your obligation to perform does not coincide with the period over which you are to receive payments under the program. Please tell us if the costs in excess of billings and billings in excess of cost on your statements of cash flows relate to these agreements. If so, please tell us how much revenue you have recognized during each period related to these agreements, how much you have recorded in the above accounts and where these accounts are recorded on the balance sheet at December 29, 2007. Cite the authoritative guidance that supports your accounting for these agreements.

Note 4. Acquisition of EnergyConnect, Inc. page 41

5. We note that you have allocated a significant portion of the purchase price to goodwill for your acquisition of ECI. Tell us the factors that contributed to the purchase price that resulted in the recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141. In addition, tell us the following about the acquisition and the subsequent goodwill impairment of $77 million:
    ▪   Tell us how you determined the purchase price for ECI. We assume the price is based on the fair value of the underlying assets and liabilities of ECI. In this regard, tell us how the fair value in an impairment analysis

can be so different from the fair value determined in the purchase price considering the impairment occurred in the year of acquisition. Please reconcile the difference in fair value.

- With regards to the shares issued in the purchase of ECI, we note that they were valued at $2.34 which was based on an average price of your common stock days before and after acquisition. Please tell us how the value of the shares issued in the ECI acquisition compares to the shares issued in the 2005 private placement which appear to have been valued at $0.66 per share. Provide us with an analysis comparing the nature of the shares issued in the ECI transaction as well as the 2005 private placement including any restrictions on the shares that would have impacted the value assigned to the shares. Refer to paragraph 23 of SFAS 141 and Financial Reporting Codification 504.04(a).
- Clarify the period in which you recorded the impairment. We note the impairment is recorded in your 2005 financial statements, however, your footnote 6 is inconsistent as it refers to the independent valuation performed on the goodwill at December 30, 2006 which resulted in the $77 million impairment.
- You refer to independent valuations throughout your document. Please identify these firms or delete your reference to them. If you chose to refer to and identify the independent firm, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

Form 10-Q for the Fiscal Quarter Ended March 29, 2008

Condensed Consolidated Statement of Cash Flows, page 5

6. We note your cash overdraft line item classified in operating cash flows that represents a 50% impact to your net cash provided by operating activities. Please revise, in future filings, to reclassify the overdrafts as a financing cash flow. In this regard, note that a check issued is a cash outflow and an overdraft is a financing cash inflow and to treat an overdraft as an operating cash flow would be, in effect, to reinstate outstanding checks.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief